05036211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14172

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/03 (MM/DD/YY) AND ENDING 11/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Morgan Stanley DW Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Westchester Ave
(No. and Street)

Purchase (City) New York (State) 10577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Ghiorsi (212) 537-2469
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 09 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

We, Frank Bianco and John Schaefer, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements of Morgan Stanley DW Inc. and subsidiaries for the year ended November 30, 2004, and unconsolidated supplemental schedules pertaining to Morgan Stanley DW Inc. as of November 30, 2004, are true and correct, and such consolidated financial statements and unconsolidated supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Frank Bianco
Managing Director and Chief Financial Officer

John Schaefer
President and Chief Operating Officer

Subscribed to before me this
26th day of January, 2005.

Notary Public

LEZA MARKO
Notary Public, State of New York
No 01MA5017299
Commission Expires, August 30, 2005

MORGAN STANLEY DW INC.
(SEC I.D. No. 8-14172)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Morgan Stanley DW Inc.

We have audited the accompanying consolidated statement of financial condition of Morgan Stanley DW Inc. and subsidiaries (the "Company") as of November 30, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley DW Inc. and subsidiaries at November 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 26, 2005

MORGAN STANLEY DW INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
November 30, 2004
(In thousands of dollars, except share data)

ASSETS

Cash	$ 344,540
Cash and securities deposited with clearing organizations or segregated under federal and other regulations (securities at fair value of $3,330,367)	3,391,041
Financial instruments owned ($81,281 was pledged to various parties):	
U.S. government and federal agency	782,142
Corporate and other debt	1,057,436
Corporate equities	181,663
Securities purchased under agreements to resell	2,692,465
Securities borrowed	862,651
Receivables:	
Customers (net of allowances of $15,628)	4,474,451
Brokers, dealers and clearing organizations	163,362
Office facilities, at cost (less accumulated depreciation and amortization of $433,130)	160,332
Other assets	940,444
Total assets	$15,050,527

LIABILITIES AND STOCKHOLDER'S EQUITY

Financial instruments sold, not yet purchased:	
U.S. government and federal agency	$ 470,459
Corporate and other debt	314,095
Corporate equities	23,956
Securities sold under agreements to repurchase	2,882,037
Securities loaned	813,857
Payables:	
Customers	4,890,764
Brokers, dealers and clearing organizations	362,899
Affiliates	1,206,225
Other liabilities and accrued expenses	1,804,726
	12,769,018
Subordinated liabilities	750,000
Stockholder's equity:	
Common stock ($1.00 par value, 11,000 shares authorized, issued and outstanding)	11
Paid-in capital	769,715
Retained earnings	761,783
Total stockholder's equity	1,531,509
Total liabilities and stockholder's equity	$15,050,527

See Notes to Consolidated Statement of Financial Condition.

(In thousands of dollars, except share data)

Note 1 - Introduction and Basis of Presentation

The Company

The consolidated statement of financial condition includes the accounts of Morgan Stanley DW Inc., a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and its wholly-owned subsidiaries (the "Company"). The Company serves the investment needs of its customers by providing a wide range of investment products and services through its sales organization located throughout the United States. The Company is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). The Company is a wholly-owned subsidiary of Morgan Stanley (the "Parent").

Basis of Financial Information

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, the potential outcome of litigation and other matters that affect the consolidated financial statement and related disclosures. The Company believes that the estimates utilized in the preparation of the consolidated financial statement are prudent and reasonable. Actual results could differ materially from these estimates.

All material intercompany accounts and transactions have been eliminated in consolidation.

Related Party Transactions

The Company has transactions with the Parent and affiliates, including lease arrangements, the performance of administrative services, underwriting, mutual fund distribution and research activities and the execution of securities transactions with and on behalf of affiliates.

At November 30, 2004, balances with affiliates included securities borrowed and securities purchased under agreements to resell ("reverse repurchase agreements") of $862,651 and $552,354, respectively, and securities loaned of $773,400 and securities sold under agreements to repurchase ("repurchase agreements") of $151,813.

Payable to affiliates on the consolidated statement of financial condition includes net payable to the Parent of $1,122,398 and other affiliates of $83,827. The net payable to the Parent includes borrowings of $749,978, net taxes payable of $325,938 and other payables of $46,482; payables to the Parent are unsecured, bear interest at prevailing market rates and are payable on demand. Included in other assets on the consolidated statement of financial condition is a net receivable from affiliates of $24,980.

The Company sells certain of its receivables to an affiliate. For the year ended November 30, 2004, $111,312 of receivables were sold to the affiliate without recourse at book value.

Note 2 - Summary of Significant Accounting Policies

Consolidated Statement of Cash Flows

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

Cash and securities deposited with clearing organizations or segregated under federal and other regulations

Cash and securities deposited with clearing organizations or segregated under federal and other regulations include cash and securities segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Financial Instruments Used for Trading

Financial instruments owned and financial instruments sold, not yet purchased used in the Company's trading activities are recorded at fair value in the consolidated statement of financial condition, and gains and losses are reflected in principal transactions revenues. Fair value is the amount at which financial instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The price transparency of the particular product will determine the degree of judgment involved in determining the fair value of the Company's financial instruments. Price transparency is affected by a wide variety of factors, including, for example, the type of product, whether it is a new product and not yet established in the marketplace, and the characteristics particular to the transaction. Products for which actively quoted prices or pricing parameters are available or for which fair value is derived from actively quoted prices or pricing parameters will generally have a higher degree of price transparency. By contrast, products that are thinly or not quoted will generally have reduced to no price transparency.

The fair value of the Company's financial instruments owned and financial instruments sold, not yet purchased are generally based on observable market prices, observable market parameters or derived from such prices or parameters based on bid prices or parameters for financial instruments owned and ask prices or parameters for financial instruments sold, not yet purchased. Bid prices represent the price a buyer is willing to pay for a financial instrument at a particular time. Ask prices represent the lowest price a seller is willing to accept for a financial instrument at a particular time.

A substantial percentage of the fair value of the Company's financial instruments owned and sold, not yet purchased is based on observable market prices, observable market parameters, or is derived directly from such prices or parameters. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing parameters in a product (or a related product) may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products and fair value is determined using techniques appropriate for each particular product. These analyses may involve a degree of judgment.

Purchases and sales of financial instruments are recorded in the accounts on trade date.

Office Facilities

Office facilities consist of fixed assets, leasehold improvements and capitalized software. Fixed assets placed into service on or prior to June 30, 2002 are depreciated utilizing accelerated methods. Leasehold improvements placed into service on or prior to June 30, 2002 are amortized utilizing either accelerated or straight-line methods. Fixed assets and leasehold improvements placed in service after June 30, 2002, are depreciated/amortized utilizing the straight-line method. All fixed assets are depreciated over their useful lives of two to nine years, and leasehold improvements are amortized over the lesser of the lease term or useful life. Capitalized software is amortized utilizing the straight-line method over the useful life of three years.

Receivables and Payables – Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition. Customers' securities transactions are recorded on a settlement date basis with related commission revenues and expenses recorded on trade date.

Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, margin deposits, commissions, and net receivables arising from unsettled trades. Payable to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement dates.

Asset Management, Distribution and Administration Fees

Asset management, distribution and administration fees consist primarily of revenues earned from asset management services, the distribution of mutual funds, and customers electing a fee-based pricing arrangement and are generally recognized over the relevant contract period, generally quarterly or annually.

Prior to November 2004, the Company was improperly recognizing certain asset management fees, account fees and related compensation and benefits expense paid at the beginning of the relevant contract periods, which is when such fees were billed. In November 2004, the Company changed its method of accounting for such fees to properly recognize such fees and related expenses over the relevant contract period, generally quarterly or annually. As a result of the change, the Company's results for the year ended November 30, 2004 include an adjustment to reflect the cumulative impact of the deferral of certain management fees, account fees and related compensation expense paid to financial advisors.

Investment Banking

Investment banking revenues are derived from the Company's distribution of equity, fixed income securities and unit investment trust products underwritten by affiliates. Investment banking revenues are recorded when services for the transaction are substantially completed.

Income Taxes

Income taxes are provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

Goodwill

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the amortization of goodwill and indefinite-lived intangible assets is not permitted. Instead, those assets must be reviewed annually (or more frequently under certain circumstances) for impairment. During the first quarter of fiscal 2004, the Company completed the annual goodwill impairment test, which did not indicate any goodwill impairment and therefore did not have an effect on the Company's consolidated financial condition. At November 30, 2004, goodwill of approximately $159,283 was included in the Company's consolidated statement of financial condition as a component of other assets.

Note 3 - Securities Financing Transactions

Reverse repurchase agreements and repurchase agreements, principally U.S. government and federal agency securities, are treated as financing transactions and are carried at the amounts at which the securities subsequently will be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. Reverse repurchase and repurchase agreements are presented on a net-by-counterparty basis, when appropriate. The Company's policy is to take possession of securities purchased under agreements to resell. Securities borrowed and securities loaned are also treated as financing transactions and are carried at the amounts of cash collateral advanced and received in connection with the transactions.

The Company pledges its financial instruments owned to collateralize repurchase agreements and other securities financing. Pledged securities that can be resold or repledged by the secured party are identified as financial instruments owned (pledged to various parties) on the consolidated statement of financial condition. The carrying value and classification of financial instruments owned by the Company that have been loaned or pledged to counterparties, where those parties do not have the right to sell or repledge the collateral were approximately:

	November 30, 2004
Financial instruments owned:	
U.S. government and agency securities	$ 571,915
Corporate and other debt	647,443
Total	$1,219,358

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, finance the Company's inventory positions, acquire securities to cover short positions and settle other securities obligations, and accommodate customers' needs. The Company also engages in securities financing transactions for customers through margin lending. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government and agency securities, corporate and other debt, and corporate equities. The Company receives collateral in the form of securities in connection with reverse repurchase agreements, securities borrowed transactions, and customer margin loans. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, to enter into securities lending transactions or for the delivery to counterparties to cover short positions. At November 30, 2004, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $9,913,366, and the fair value of the portion that has been sold or repledged was $5,587,981.

The Company manages credit exposure arising from reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset a counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or

payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral. Customer receivables generated from margin lending activity are collateralized by customer-owned securities held by the Company. For these transactions, the Company's collateral policies significantly limit the Company's credit exposure in the event of customer default. The Company may request additional margin collateral from customers, if appropriate, and if necessary may sell securities that have not been paid for or purchase securities sold but not delivered from customers.

Note 4 - Subordinated Liabilities

Subordinated liabilities consist of a Cash Subordination Agreement and a Subordinated Revolving Credit Agreement with the Parent.

The Cash Subordination Agreement is for $750,000 which bears interest at 3.04% per annum, based on London Inter-bank Offered Rate plus 1.03% and has a maturity date of June 30, 2018. Additionally, there is no balance outstanding under the Company's $1,000,000 Subordinated Revolving Credit Agreement which has a commitment termination date and maturity date of June 30, 2007 and June 30, 2008, respectively. Interest on this borrowing is payable at rates based upon the federal funds rate or the London Inter-bank Offered Rate.

Note 5 - Commitments and Contingencies

Leases

The Company has non-cancelable operating leases covering office space and equipment. At November 30, 2004, future minimum rental commitments under such leases (net of subleases, principally on office rentals) were as follows:

2005	$163,682
2006	146,908
2007	121,116
2008	100,565
2009	80,688
Thereafter	179,667
Total	$792,626

Included in the table above are $54,457 of future minimum rental commitments (net of actual sublease income) related to closed or downsized branch offices and support space for which the present value was included in the restructuring charges taken during the year ended November 30, 2002 ("fiscal 2002"), refer to Note 11 for discussion of restructuring charges.

Occupancy lease agreements, in addition to base rentals, generally provide for rent and operating expense escalations resulting from increased assessments for real estate taxes and other charges.

Other Commitments and Contingencies

The Company had approximately $22,510 of letters of credit outstanding at November 30, 2004 to satisfy various collateral requirements.

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the consolidated statement of financial condition.

At November 30, 2004, the Company had commitments to enter into reverse repurchase and repurchase agreements of approximately $350,000 and $500,000, respectively.

The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non- defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

In the normal course of business, the Company has been named as a defendant in various legal actions, including arbitrations, arising in connection with its activities as a diversified financial services institution. Certain of the legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company is also involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies. Certain of these legal actions, investigations and proceedings may result in adverse judgments, penalties or fines. The number of these investigations and proceedings has increased in recent years to many firms, including the Company.

In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company is contesting liability and/or the amount of damages in each pending matter and believes, based on current knowledge and after consultation with counsel, that the outcome of each matter will not have a material adverse effect on the consolidated financial condition of the Company, although the outcome could be material to the Company's operating results for a particular future period, depending on, among other things, the level of the Company's income for such period.

Note 6 – Trading Activities

The Company's trading activities are primarily generated by customer order flow and such customer activities involve the execution, settlement and financing of various customer securities and commodities transactions.

The Company's securities brokerage activities involve certain market and credit risks. Customer securities activities are transacted on either a cash or margin basis and customer commodity transactions are generally transacted on a margin basis subject to individual exchange regulations. These transactions include the purchase and sale of securities, the writing of options and the purchase and sale of commodity futures and forward

contracts. These activities may expose the Company to off-balance sheet risk from customers that may fail to satisfy their obligations, requiring the Company to purchase or sell financial instruments at prevailing market prices.

The Company's exposure to credit risk associated with these transactions is measured on an individual basis, as well as by groups that share similar attributes. The Company services a diverse group of domestic and foreign corporations, governments, and institutional and individual investors. Credit risk may be impacted by trading market volatility. The Company seeks to control risks associated with its customers' activities by requiring customers to maintain collateral in compliance with internal and regulatory guidelines. The Company monitors required margin levels and established credit limits daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

Note 7 - Employee Benefit and Compensation Plans

Pension Plans and Postretirement Benefits

Substantially all of the employees of the Company are covered by a non-contributory pension plan that is qualified under Section 401(a) of the Internal Revenue Code (the "Qualified Plan") which is sponsored by an affiliate. The employees of the Company have a distinct benefit structure within this plan. Plan assets are available to pay all benefits of all participants; however, for purposes of financial reporting, assets are allocated to the Company as if the Company maintained a separate plan. An unfunded supplemental plan (the "Supplemental Plan") covers certain executives. These pension plans generally provide pension benefits that are based on each employee's years of credited service and on compensation levels specified in the plans.

The Morgan Stanley Financial Advisor Pension Protection Program ("FAPPP") was established as a nonqualified plan to guarantee selected financial advisors that their lump sum benefit on pre-2003 qualified plan accruals will be calculated using the qualified plan's lump sum rate or 4.93%, whichever produces a higher benefit. Any difference between the benefits calculated under the FAPPP and the benefits calculated under the Qualified Plan rate will be paid under the FAPPP from Company assets.

Effective January 1, 2004, pensionable earnings under the Qualified Plan are limited to $170 (unindexed for inflation).

For the Qualified Plan, the Company's policy is to contribute at least the amounts sufficient to meet minimum funding requirements under applicable employee benefit and tax regulations. Liabilities for benefits payable under the Supplemental Plan and FAPPP are accrued by the Company and are funded when paid to the beneficiaries.

The following table provides a reconciliation of the changes in the benefit obligation and fair value of plan assets for fiscal 2004 as well as summary of the funded status of the plans as of November 30, 2004:

	Qualified Plans	Supplemental Plan	FAPPP Plan
Reconciliation of benefit obligation:			
Benefit obligation at beginning of year	$956,749	$ 3,851	$ 2,643
Service cost	48,242	-	-
Interest cost	56,776	224	147
Actuarial (gain) loss	50,744	192	(981)
Benefits paid	(90,582)	(451)	(79)
Plan amendment	315	-	-
Benefit obligation at end of year	$1,022,244	$ 3,816	$1,730
Reconciliation of the fair value of plan assets:			
Fair value of plan assets at beginning of year	$ 913,109	$ -	$ -
Actual return on plan assets	98,933	-	-
Employer contributions	52,000	451	79
Benefits paid	(90,582)	(451)	(79)
Fair value of plan assets at end of year	$ 973,460	$ -	$ -
Funded status:			
Funded status	$ (48,784)	$(3,816)	$(1,730)
Unrecognized loss	437,050	807	(4,436)
Unrecognized prior service cost	(18,820)	335	4,476
Amount contributed to plan after measurement date	-	75	-
Prepaid (accrued) benefit cost	$ 369,446	$(2,599)	$(1,690)

The Company has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees, employees and dependents. At November 30, 2004, the Company's accrued postretirement benefit cost was $46,440.

The Company uses a measurement date of September 30 for its pension and postretirement plans.

Assumptions

The following table presents the weighted average assumptions used to determine benefit obligations for the year ended 2004:

	Pension	Postretirement
Discount rate	6.05%	6.05%
Rate of future compensation increases	4.75%	n/a

The following table presents the weighted average assumptions used to determine net periodic benefit costs for the year ended 2004.

	Pension	**Postretirement**
Discount rate	6.20%	6.20%
Expected long-term rate of return on plan assets	7.25%	n/a
Rate of future compensation increases	5.00%	n/a

The Company uses the expected long-term rate of return on plan assets to compute the expected return on assets. The Company estimates the expected long-term return by utilizing a portfolio return calculator model (the "Portfolio Model") that produces the expected return for a portfolio. Return assumptions are forward-looking gross returns that are not developed solely by an examination of historical returns. The Portfolio Model begins with the current U.S. Treasury yield curve, recognizing that expected returns on bonds are heavily influenced by the current level of yields. Corporate bond spreads and equity risk premiums, based on current market conditions, are then added to develop the return expectations for each asset class. Expenses that are expected to be paid from the investment return are reflected in the Portfolio Model as a percentage of plan assets. This includes investment and transaction fees that typically are paid from plan assets, added to the cost basis or subtracted from sale proceeds, as well as administrative expenses paid from the pension plan.

Plan Assets

The weighted average asset allocations for the Company's pension plans at November 30, 2004 and the targeted asset allocation for the year ending 2005 ("fiscal 2005") by asset class are as follows:

	November 30, 2004	**Fiscal 2005 Targeted**
Equity securities	50%	50%
Fixed income securities	44%	50%
Other—primarily cash	6%	-
Total	100%	100%

Pension Plan Asset Allocation

The Company's asset allocation targets for its pension plan assets are based on its assessment of business and financial conditions, demographic and actuarial data, funding characteristics and related risk factors. Other relevant factors as well as equity and fixed income market sensitivity analysis also were considered in determining this asset mix. The overall allocation is expected to help protect each plan's funded status while generating sufficiently stable real returns (i.e., net of inflation) to help cover current and future pension obligations.

The equity portion of the asset allocation utilizes a combination of active and passive investment strategies as well as different investment styles, while a portion of the fixed income asset allocation utilizes longer duration fixed income securities to help reduce plan exposure to interest rate variation and to correlate assets with obligations. The longer duration fixed income allocation also is expected to further stabilize plan contributions over the long run. Additionally, potential allocations to other asset classes are intended to provide attractive diversification benefits, absolute return enhancement and/or other potential benefits to the pension plans.

The asset mix of the Company's pension plans is reviewed quarterly by the Morgan Stanley Retirement Plan Investment Committee. When asset class exposure reaches a minimum or maximum level, the plan asset allocation mix is rebalanced back to target allocation levels.

The pension plans' real and actuarial return objectives provide long-term measures for monitoring the investment performance against growth in the pension liabilities. Total pension plan portfolio performance is assessed by comparing actual returns with relevant benchmarks, such as the S&P 500 Index, the Russell 1000 Index and the Lehman Brothers Aggregate Index.

The Company's U.S. pension plans may invest in derivative instruments only to the extent that they comply with all of the pension plans' policy guidelines and are consistent with the pension plans' risk and return objectives. In addition, any investment in derivatives must meet the following conditions:

- Derivatives may be used only to manage risk of the portfolio or if they are deemed to be more attractive than a similar direct investment in the underlying cash market.
- Derivatives may not be used in a speculative manner or to leverage the portfolio or for short-term trading.
- Derivatives may be used only in the management of the pension plans' portfolio when their possible effects can be: quantified; shown to enhance the risk-return profile of the portfolio; and reported in a meaningful and understandable manner.

Cash Flows

The Company expects to contribute approximately $20,215 to its pension and other benefit plans in fiscal 2005 based upon their current funded status and expected asset return assumptions.

Expected benefit payments associated with the Company's pension and other benefit plans for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

	Pension	Postretirement
	(dollars in millions)	
Fiscal 2005	$ 62,957	$4,443
Fiscal 2006	63,009	4,425
Fiscal 2007	65,780	4,384
Fiscal 2008	68,496	4,264
Fiscal 2009	69.460	4,234
Fiscal 2010-2014	378,215	20,464

Compensation Plans

Compensation costs are allocated to the Company by the Parent based upon the relative compensation of Company employees participating in the Parent's equity-based compensation programs.

Employees of the Company are eligible to participate in the Company's 401(k) plan upon meeting certain eligibility requirements. The Company matches a portion of each participant's contribution based upon the Company's performance.

The Company participates in the Parent and Subsidiaries Employee Stock Ownership Plan ("ESOP") covering substantially all employees. Contributions to the ESOP and allocation of ESOP shares to employees are made annually at the discretion of the Parent's Board of Directors.

Note 8 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes have been provided on a separate entity basis. The Company is included in the combined state and local income tax returns with the Parent and certain other subsidiaries of the Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Allocation Agreement with the Parent, all current and deferred taxes are offset with all other intercompany balances with the Parent.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are primarily attributable to various accruals, including deferred compensation and litigation reserves.

Note 9 - Stockholder's Equity and Regulatory Requirements

At November 30, 2004, the Company had 1,000 shares of preferred stock authorized. No shares of preferred stock have been issued.

Morgan Stanley DW Inc. is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the Net Capital rules of the SEC, the CFTC and the New York Stock Exchange, Inc. ("NYSE"). Under these rules, Morgan Stanley DW Inc. is required to maintain minimum Net Capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, as defined, plus excess margin collateral on reverse repurchase agreements or the risk based requirement representing the sum of 8% of customer risk maintenance margin requirement and 4% of non-customer risk maintenance margin requirement, as defined. The NYSE may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At November 30, 2004, Morgan Stanley DW Inc.'s Net Capital was $1,129,792, which exceeded the minimum requirement by $1,037,728.

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rules of the SEC.

Note 10 - Financial Instruments Fair Value Information

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as bank loans, repurchase agreements, securities loaned, customer payables and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

The carrying amount of subordinated liabilities approximated fair value based upon market rates of interest available to the Company at November 30, 2004.

Note 11 – Restructuring and Other Charges

In 2002 the Company recorded a restructuring liability attributable to the closure or subletting of office space, in an effort to consolidate the number of branch locations and support space. At November 30, 2004, the remaining liability was approximately $35,965, which was included in other liabilities and accrued expenses in the Company's statement of financial condition. During fiscal 2004, an additional accrual of $6,800 was recorded to reflect a change in space related accrual assumptions. During fiscal 2005, the liability is expected to decline by $18,151 due to the continuing payment of net rentals on these locations. The liability will continue to be reduced through November 30, 2012.

Note 12 – Insurance Recovery

On September 11, 2001, the U.S experienced terrorist attacks targeted against New York City and Washington, D.C. The attacks in New York resulted in the destruction of the World Trade Center complex, where approximately 3,700 of the Company's employees were located, and the temporary closing of the debt and equity financial markets in the U.S. Through the implementation of its business recovery plans, the Company relocated its displaced employees to other facilities.

The Company has recognized costs related to the terrorist attacks pertaining to write-offs of leasehold improvements and destroyed technology and telecommunications equipment in the World Trade Center complex, employee relocation and certain other employee-related expenditures, and other business recovery costs. The costs were offset by estimated insurance recoveries.

The Company continues to be in negotiations with its insurance carriers related to the events of September 11th. At the conclusion of these negotiations, the Company believes that it will recover under its insurance policies in excess of costs recognized related to the terrorist attacks. As of November 30, 2004, the Company has not recorded a gain for the anticipated excess recovery.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 26, 2005

Morgan Stanley DW Inc.
1585 Broadway
New York, NY 10036

In planning and performing our audit of the consolidated financial statements of Morgan Stanley DW Inc. and subsidiaries (the "Company") for the year ended November 30, 2003 (on which we issued our report dated January 26, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2004, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP